SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of October, 2008

Commission File Number 1-33208

SOLARFUN POWER HOLDINGS CO., LTD

666 Linyang Road Qidong, Jiangsu Province 226200 People's Republic of China
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F |X| Form 40-F |_|

      (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes |_| No |X|

 (Indicate by check mark if the registrant is submitting the Form 6-K iin paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes |_| No |X|

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes |_| No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

Solarfun Power Holdings Co., Ltd. (the "Registrant") is furnishing under the cover of Form 6-K:

1. Notice of and Proxy Statement for Solarfun Power Holdings Co., Ltd. Annual General Meeting to be held October 29, 2008.

2. Solarfun Power Holdings Co., Ltd. Proxy Card.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOLARFUN POWER HOLDINGS CO., LTD

Date:	October 27, 2008	By:	/s/ Harold Hoskens
			Name:	Harold Hoskens
			Title:	CEO

SOLARFUN POWER HOLDINGS CO., LTD.

666 Linyang Road, Qidong

Jiangsu Province, 226200

People’s Republic of China

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on October 29, 2008

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders (the “AGM”) of Solarfun Power Holdings Co., Ltd. (the “Company”), a Cayman Islands company, will be held at  10:00AM Shanghai time, on October 29, 2008 at Perfect Hotel, 1888 Ren Min Xi Lu, Qidong, Jiangsu Province, China 226200, for the following purposes:

1.	To re-appoint Dr. Philip Comberg and Mr. Johan van Splunter as directors of the Company, each to continue to hold office for a three-year term beginning with his respective original contract date or until his successor is elected and qualified. To re-appoint Mr. Zhoumiao Gao as a director of the Company on an interim basis. The biographies of these directors are included in Exhibit A.
2.	To approve the adoption of a revised equity incentive plan of the Company (the “Revised 2007 Equity Incentive Plan”). The revised terms in the Revised 2007 Equity Incentive Plan are attached as Exhibit B to this notice. A full copy of the plan is available upon request.
3.	To approve the appointment of Ernst & Young Hua Ming as independent auditor of the Company for the year ending December 31, 2008.
4.	To consider and act upon such other business as may properly come before the AGM or any adjournment thereof.

Holders of record of ordinary shares at the close of business on September 17, 2008 will be entitled to attend and vote at the AGM. A holder entitled to attend and vote is also entitled to appoint a proxy to attend and, on a poll, vote instead of him and that proxy need not be a holder of ordinary shares of the Company.  Whether or not you expect to attend the AGM in person, please mark, date, sign and return the enclosed proxy card as promptly as possible to: Board Secretary, Solarfun Power Holdings Co., Ltd., 26F, BM Tower, 218 Wusong Rd., Shanghai 200080, P. R. China. The enclosed proxy card shall be received by us no later than 10:00AM Shanghai time on October 27, 2008 to ensure your representation and the presence of a quorum at the AGM.  Sending in your proxy will not prevent you from voting in person at the AGM.

Holders of American Depositary Shares representing ordinary shares at the close of business on September 25, 2008 will be entitled to vote through the depositary at the AGM.  Please refer to the voting materials delivered to you by the depositary for how you may instruct the depositary to vote.

By order of the Board of Directors,

Yonghua Lu
Chairman of the Board of Directors

Dated: September 18, 2008

EXHIBIT A

Dr. Philip Comberg, 40. has served as our independent director since December 2007. Dr. Philip Comberg is a founding partner of Alcosa Capital GmbH & Co KG, a Frankfurt based investment firm which focuses on control investments in stressed and distressed companies. Since the foundation of Alcosa Capital at the end of 2003, Philip has served as a board member at various of the acquired companies, most recently at SecurLog GmbH. Previously, he worked as an investment banker with the financial institutions group of Deutsche Bank Global Corporate Finance in Frankfurt. Prior to his investment banking career, Philip worked as an M&A lawyer with Freshfields Bruckhaus Deringer and Clifford Chance in their offices in Düsseldorf, Hong Kong and Shanghai. Philip holds a law degree of the University of Heidelberg and a Chinese Language Degree of Sun Yat-sen University, Guangdong Province, PRC. He also holds a Master of Law (LL.M.) from New York University School of Law and a Doctor of Law (PhD) from the University of Düsseldorf.

Mr. Johan van Splunter, 63. has served as our independent director since February 15, 2008. Before his retirement from Royal Philips Electronics in 2006, Mr. van Splunter was president and CEO of Philips Domestic Appliances and Personal Care and a member of its group management committee from May 2003. Mr. van Splunter was a member of the board of management of the Grundig AG, chairman and CEO of Philips Southern Africa, and president and CEO of Philips Asia Pacific. Mr. van Splunter was also a member of the board of the Economic Review Committee and chairman of the Committee for Manufacturing, both of which were led by the Singapore government. He studied Business Economics at the University of Amsterdam.

Mr. Zhoumiao Gao, 40. has served as our director on an interim basis since August 2008. Before joining us in September 2007 as our vice president of operations, Mr. Gao had been working in the semiconductor industry for more than 18 years. He joined Advanced Semiconductor Manufacturing Corporation in 1989 and held various positions including engineering manager, manufacturing manager, and vice president of operations. He holds a bachelor’s degree from Fudan University and an EMBA degree from China European International Business School.

EXHIBIT B

Clause 6(b) of the original 2007 Equity Incentive Plan:

6(b) Special Limits for Grants of Options and Stock Appreciation Rights. Subject to Section 15 of the Plan, the following special limits shall apply to Shares available for Awards under the Plan:

(i)	the maximum number of Shares that may be subject to Options granted to any Service Provider in any calendar year shall equal to 20,000 Shares, plus any Shares which were available under this Section 6(b)(i) for Awards to such Service Provider in any prior calendar year but which were not covered by such Awards; and

(ii)

the maximum number of Shares that may be subject to Stock Appreciation Rights granted to any Service Provider in any calendar year shall equal to 20,000 Shares, plus any Shares which were available under this Section 6(b)(ii) for Awards to such Service Provider in any prior calendar year but which were not covered by such Awards.

Clause 6(b) of the Revised 2007 Equity Incentive Plan:

6(b) Special Limits for Grants of Options and Stock Appreciation Rights. Subject to Section 15 of the Plan, the following special limits shall apply to Shares available for Awards under the Plan:

(i)	the maximum number of Shares that may be subject to Options granted to any Service Provider in any calendar year shall equal to 10,000,000 Shares, plus any Shares which were available under this Section 6(b)(i) for Awards to such Service Provider in any prior calendar year but which were not covered by such Awards; and

(ii)	the maximum number of Shares that may be subject to Stock Appreciation Rights granted to any Service Provider in any calendar year shall equal to 10,000,000 Shares, plus any Shares which were available under this Section 6(b)(ii) for Awards to such Service Provider in any prior calendar year but which were not covered by such Awards.

Solarfun Power Holdings Co., Ltd.

(the "Company")

FORM OF PROXY FOR MEMBERS

I/We _________________________________________________________________________

Please Print Name(s)

of ___________________________________________________________________________

Please Print Address(es)

being (a) shareholder(s) of the Company with ____________  shares respectively hereby appoint

________________________________ of ___________________________________________

or failing him/her

________________________________ of ___________________________________________

or failing him/her the duly appointed Chairman of the AGM (as defined below) as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company (the "AGM") to be held on October 29, 2008 at 10:00AM at Perfect Hotel, 1888 Ren Min Xi Lu, Qidong, Jiangsu Province, China 226200 and at any adjournment of the AGM.  My proxy is instructed to vote on resolutions in respect of the matters specified in the Notice of the AGM as indicated below:

Resolution		For	Against
1.

To re-appoint Dr. Philip Comberg and Mr. Johan van Splunter as directors of the Company, each to continue to hold office for a three-year term beginning with his respective original contract date or until his successor is elected and qualified. To re-appoint Mr. Zhoumiao Gao as a director of the Company on an interim basis.

2.	To approve the adoption of a revised 2007 equity incentive plan of the Company (the "Revised 2007 Equity Incentive Plan").
3.	To approve the appointment of Ernst & Young Hua Ming as independent auditors of the Company for the year ending December 31, 2008.

Please tick to indicate your voting preference.  If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the AGM.

Dated: ________________

[End of Page]

Signed:   _______________________________

Name:     _______________________________

[Include a signature block for the relevant number of members expected to use this form]